UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 5)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CDI Corp.

(Name of Subject Company)

CDI Corp.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

125071100

(CUSIP Number of Class of Securities)

Brian D. Short, Esq.

Executive Vice President, Chief Administrative Officer and General Counsel

CDI Corp.

1735 Market Street, Suite 200

Philadelphia, PA 19103

(215) 636-1129

With copies to:

Martin Nussbaum, Esq.

Ian Hartman, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

(212) 698-3500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2017 (together with the Exhibits or Annexes thereto, and as amended or supplemented from time to time, the “Schedule 14D-9”) by CDI Corp., a Pennsylvania corporation (“CDI” or the “Company”). The Schedule 14D-9 relates to the tender offer by Nova Merger Sub, Inc., a Pennsylvania corporation (“Merger Sub”) and a direct wholly owned subsidiary of Nova Intermediate Parent, LLC, a Delaware limited liability company (“Parent”), disclosed in a Tender Offer Statement on Schedule TO previously filed with the SEC on August 14, 2017 (together with the Exhibits or Annexes thereto, and as amended or supplemented from time to time, the “Schedule TO”), pursuant to which Merger Sub has offered to purchase all of the outstanding shares of common stock, par value $0.10 per share of CDI (the “Shares”) at a purchase price of $8.25 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 14, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”).

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as the last section under Item 8:

“Expiration of the Offer

The Offer expired at 9:00 a.m., Philadelphia, Pennsylvania time, on September 12, 2017. Computershare Trust Company, N.A., the depositary and paying agent for the Offer (the “Depositary”) has advised Parent and Merger Sub that, as of the expiration of the Offer, a total of 15,504,481 Shares had been validly tendered into and not withdrawn from the Offer (not including 321,104 Shares tendered pursuant to notices of guaranteed delivery), representing approximately 78% of all outstanding Shares and all Shares issuable upon the exercise or vesting, as applicable, of Company Options and Company TVDS Awards. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied or waived, Merger Sub has accepted for payment and will promptly pay for all Shares validly tendered into and not properly withdrawn from the Offer.

On September 12, 2017, pursuant to the terms of the Merger Agreement, the Top-Up Option was automatically deemed exercised and Merger Sub purchased, at a per share price equal to the Offer Price, 3,784,116 newly issued Shares, which brought Merger Sub’s ownership of Shares, when combined with the Shares acquired by Merger Sub in the Offer, to more than 80% of the Shares outstanding after such purchase. The aggregate purchase price of $378,411.60 for the Top-Up Shares was paid by Merger Sub partially in cash in an amount equal to the aggregate par value of the Top-Up Shares and partially by a promissory note for the remaining amount. CDI offered and sold the Top-Up Shares as a private placement pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended.

As a result of its acceptance of the Shares tendered in the Offer and its purchase of Shares pursuant to the Top-Up Option, Merger Sub has acquired sufficient Shares to effect the Merger without submitting the merger to a vote of stockholders as permitted in Section 321(d)(1)(ii) of the PBCL. Accordingly, Parent and Merger Sub intend to effect the Merger pursuant to Section 321(d)(1)(ii) of the PBCL. In the Merger, each outstanding Share (other than Shares owned by CDI, Merger Sub or Parent or any subsidiary of CDI or Parent, or Shares as to which the holder thereof has properly demanded and not otherwise lost dissenters’ rights under Pennsylvania law) will be converted into the right to receive the Offer Price. Following the Merger, CDI will delist the Shares from the New York Stock Exchange and apply for termination of registration of the Shares under the Securities Exchange Act of 1934, as amended.

On September 12, 2017, AE Industrial Partners, LLC issued a press release announcing the expiration of the Offer. The full text of the press release issued on September 12, 2017, announcing the expiration and results of the Offer is attached as Exhibit (a)(1)(H) to the Schedule TO and is incorporated herein by reference.

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

Exhibit No.	Description

(a)(5)(xv)	Press Release issued by AE Industrial Partners, LLC on September 12, 2017 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO-T/A filed by Parent on September 12, 2017).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 Amendment No. 5 is true, complete and correct.

CDI CORP.

By: /s/ Brian D. Short
Name: Brian D. Short
Dated: September 12, 2017	Title: Executive Vice President, Chief Administrative Officer and General Counsel